Exhibit 1

NEWS

FOR IMMEDIATE RELEASE

NUR ANNOUNCES ANNUAL MEETING OF SHAREHOLDERS

        LOD, Israel, November 2, 2006 –NUR Macroprinters Ltd. (NURMF.PK), a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market, announced today that it will hold its annual general meeting of shareholders on November 26, 2006 at 3:00 p.m. Israel time, at NUR’s offices located at 12 Abba Hillel Street, Northern Industrial Park, Lod, Israel.

        At the shareholders’ meeting, NUR’s shareholders will be asked approve the election of directors and external directors, the terms of engagement of a new external director and the reappointment of NUR’s independent registered public accounting firm. Shareholders of record as of the close of business on October 20, 2006 are entitled to vote at the shareholders’ meeting. NUR plans to mail a proxy statement which describes the proposals to be considered at the shareholders’ meeting and related materials on or about November 1, 2006. The proxy statement and related materials will also be available in the “Investors” section of NUR’s website at www.nur.com.

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (NURMF.PK) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production printers, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

– more –

SAFE HARBOR:
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by our forward-looking statements. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and NUR does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com.

CONTACT:	NUR Macroprinters Ltd.
Yossy Zylberberg
COO & CFO
+972 (8) 9145446
yossyz@nur.com